GENSPERA, INC.

December 29, 2008

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

RE:	GenSpera, Inc.
Registration Statement on Form S-1/A
File No. 333-153829

Dear Mr. Riedler:

Based upon a telephone conversation of today with you staff, we were informed that the above referenced registration statement was cleared for effectiveness.  Please be advised that GenSpera, Inc. hereby requests that the registration statement be declared effective at 1:00 p.m. EST, on Wednesday, December 31, 2008 or as soon as practicable thereafter.

We hereby acknowledge that:

1.
should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve Neuralstem, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
Neuralstem, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Craig Dionne Craig Dionne Chief Executive Officer